

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUN 27 2003
WASH., D.C. 188 SECTION

FORM 11-K

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

_____ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period _____ to _____ from

Commission File Number 0-2648

Hearth & Home Technologies Inc. Retirement Plan

HON INDUSTRIES Inc.
414 East Third Street
Muscatine, Iowa 52761-0071

REQUIRED INFORMATION

1. The Financial Statements and Schedule of the Hearth & Home Technologies Retirement Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.

Exhibit 99. Certification of CEO and CFO Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Hearth & Home Technologies Inc. Retirement Plan (formerly Allied Fireside, Inc. Retirement Savings Plan)

Financial Statements as of December 31, 2002 and 2001 and for the Year Ended December 31, 2002 and Supplemental Schedule as of December 31, 2002 and Independent Auditors' Report

HEARTH & HOME TECHNOLOGIES, INC.
RETIREMENT PLAN

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte & Touche LLP
Northwest Bank Bldg.
101 West Second Street
Davenport, Iowa 52801-1813

Tel: (563) 322-4415
Fax: (563) 445-9600
www.deloitte.com


Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

To the Pension and Retirement Fund
Committee and Participants of
Hearth & Home Technologies Inc.

We have audited the accompanying statement of net assets available for benefits of Hearth & Home Technologies Inc. Retirement Plan (the "Plan") (formerly Allied Fireside, Inc. Retirement Savings Plan) as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. The financial statements of the Plan as of December 31, 2001, were audited by other auditors whose report dated July 12, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic 2002 financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 24, 2003

HEARTH & HOME TECHNOLOGIES INC.
RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS:		
NONINTEREST BEARING CASH	$ 323	
INVESTMENTS:		
Investments, participant-directed	50,463,760	$ 5,781,413
HON INDUSTRIES Inc. common stock	8,632,156	
Total investments	59,095,916	5,781,413
RECEIVABLES:		
Receivables from merging plans (Note 1)		50,544,400
Employer contributions	4,763,423	
Employee contributions	147,756	
Accrued income	81	
Total receivables	4,911,260	50,544,400
Total assets	64,007,499	56,325,813
LIABILITIES - Accounts payable	724	6,941
NET ASSETS AVAILABLE FOR BENEFITS	$64,006,775	$56,318,872

See notes to financial statements.

HEARTH & HOME TECHNOLOGIES INC.
RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2002

ADDITIONS:	
INTEREST AND DIVIDEND INCOME	$ 1,465,031
CONTRIBUTIONS:	
Participant	4,779,797
Employer	9,453,694
Rollovers	124,166
Total contributions	14,357,657
Transfer from affiliate plans	52,899
Total additions	15,875,587
DEDUCTIONS:	
Benefits paid to participants	3,459,960
Net depreciation in fair value of investments	4,727,724
Total deductions	8,187,684
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	7,687,903
NET ASSETS AVAILABLE FOR BENEFITS AT BEGINNING OF YEAR	56,318,872
NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$64,006,775

See notes to financial statements.

HEARTH & HOME TECHNOLOGIES INC.
RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001 AND FOR THE YEAR ENDED DECEMBER 31, 2002

1. DESCRIPTION OF PLAN

The following description of the Hearth & Home Technologies Inc. Retirement Plan (the "Plan") provides only general information. Participants should refer to the Hearth & Home Technologies Inc. Retirement Plan plan document for a more complete description of the Plan's provisions.

General - The Plan was originally established effective January 1, 1990, as the Allied Fireside, Inc. Retirement Savings Plan ("Allied Plan"). Hearth Technologies Inc., a subsidiary of HON INDUSTRIES Inc., became the sponsoring employer of the Plan and the participants were transferred to the employ of Hearth Technologies Inc. on January 28, 2000. Effective January 1, 2002, the American Fireplace Company Tax-Sheltered Thrift Plan and Trust ("AFC Plan") and the Hearth Services Inc. 401(k) Retirement Plan ("HSI Plan") were merged into this plan. The Plan was then renamed the Hearth Technologies Inc. Retirement Plan. Effective October 22, 2002, Hearth Technologies Inc. was renamed Hearth & Home Technologies Inc. and the Plan was renamed Hearth & Home Technologies Inc. Retirement Plan.

The Plan is a defined contribution plan for all regular, nonbargaining employees who are age 18 or older, of Hearth & Home Technologies Inc. An individual shall be a participant in the Plan as of January 1, 2002, if the individual (a) was an HTI Member (defined as an employee of Hearth Technologies Inc. in Lakeville, Minnesota; Mt. Pleasant, Iowa; Lake City, Minnesota; Colville, Washington; or Annapolis Junction, Maryland) or an HSI Member (any other person employed by Hearth Technologies Inc. or a Participating Affiliate) on January 1, 2002, and (b) on December 31, 2001, was a participant in the either the Allied Plan, the AFC Plan, the HSI Plan, or the HON INDUSTRIES Inc. Profit Sharing Retirement Plan. Employees can enroll in the Plan as of the first day of the earliest payroll period 90 days after the date of hire (the entry date). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Contributions – The Plan provides for the employer to contribute a number of shares of HON INDUSTRIES Inc. ("Company") stock, equal to a certain percentage of a participant's compensation earned (2% for HTI members and 1% for HSI members) while an active participant ("Employer Company Ownership Contributions"). The employer may make additional contributions to the Plan from accumulated profits, at the discretion of the Board of Directors ("Employer Profit Sharing Contributions"). There were no such discretionary contributions to the Plan for the year ended December 31, 2002. In addition, the employer contributes an amount equal to 2.5% of each HTI participant's compensation earned while an active participant ("Employer Retirement Contributions"). Finally, HSI members are eligible to receive employer matching contributions (50% up to 5% of a participant's eligible compensation) 90 days after the date of hire. Participants may make voluntary pretax and after-tax contributions up to 20% of their compensation, subject to certain limitations. The Plan permits the acceptance of an account balance from another qualified plan by means of a direct transfer or rollover.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions and respective share of employer contributions and Plan earnings (losses). The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting – Participants are immediately vested in their accounts.

Investment Options – Participants may direct their account balances in any of ten investment options, which includes HON INDUSTRIES Inc. common stock, five collective funds and four mutual funds. A participant's investment in Company stock is limited to a maximum of 25% of participant contributions and certain employer contributions.

Loans to Participants – A participant may borrow up to the lesser of $50,000 or 50% of his or her vested account balance with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods up to 60 months (15 years in the case of a loan used to acquire a principal residence). The fixed interest rate is based on prevailing market conditions. The loans are secured by the balance in the participant's account.

Payment of Benefits – On termination of service due to death, disability or retirement, a participant generally may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or in installment payments over a period of not less than 15 years. For termination of service due to other reasons, a participant must receive the value of the vested interest in his or her account as a lump sum distribution.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation – The Plan's investments are carried at fair value. Fair value is the last reported sales price on the last business day of the month for securities traded on a national securities exchange. Fair value for shares of the mutual fund investments is the net asset value of those shares as computed by the respective funds.

Net Depreciation in Fair Value of Investments – Net realized and unrealized depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net depreciation in fair value of investments.

Administrative Expenses – Administrative expenses are paid for by the Company.

Payment of Benefits – Benefit payments to participants are recorded upon distribution. Amounts allocated to persons who have elected to withdraw from the Plan but have not yet been paid were $175,459 at December 31, 2002.

3. INVESTMENTS

The Plan's investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

	2002	2001
HON INDUSTRIES Inc. common stock**, 305,239 shares	$ 8,632,156	
AET Income Fund II*, 469,982 shares	10,785,617	
AET Medium-Term Horizon Fund*, 541,242 shares	10,824,344	
PIMCO Total Return Fund, 727,378 shares	7,786,502	
AXP New Dimensions Fund*, 511,762 shares	9,861,651	
Neuberger Berman Genesis Trust, 134,141 shares	3,774,716	
Janus Worldwide Fund, 105,704 shares	3,396,255	
American Funds Group Growth Fund of America		$2,924,912

During the year ended December 31, 2002, the Plan's investments (including gains and losses on investment bought, sold, and held during the year) appreciated (depreciated) in value as follows:

HON INDUSTRIES Inc. common stock**	$ 206,124
AET Income Fund II*	504,726
AET Short-Term Horizon Fund*	(1,457)
AET Medium-Term Horizon Fund*	(801,779)
AET Long-Term Horizon Fund*	(52,614)
AET Equity Index II*	(658,093)
PIMCO Total Return Fund	156,446
AXP New Dimensions Fund	(2,207,278)
Neuberger Berman Genesis Trust	(201,310)
Janus Worldwide Fund	(1,172,489)
	$ (4,727,724)

* Represents a party-in-interest to the Plan.

** Represents a party-in-interest to the Plan and includes nonparticipant-directed investments.

4. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

HON INDUSTRIES Inc. common stock	$ 8,632,156
Receivables:	
Employer	1,381,632
Participant	5,180
Net assets - Company Stock Fund	$10,018,968
Changes in net assets of Company Stock Fund:	
Employer contributions	$ 2,396,235
Participant contributions	145,510
Net appreciation in fair value	206,124
Dividends	154,064
Benefits paid to participants	(454,629)
Transfers to participant-directed investments	(294,298)
Invested in money market fund	(80,579)
Transfer to Plan	7,946,541
	$10,018,968

5. FEDERAL INCOME TAX STATUS

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated August 23, 2002, that the Plan was designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Subsequently, the Plan has been amended and submitted to the IRS for a determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. RELATED PARTY TRANSACTIONS

At December 31, 2002, the Plan held 305,239 shares of common stock of HON INDUSTRIES Inc., the sponsoring employer, with a cost basis of $8,426,650. During the year ended December 31, 2002, the Plan recorded dividend income of $154,064 from the Company common stock.

Certain Plan investments are shares of collective funds managed by American Express Trust Company ("American Express"). American Express is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

HEARTH & HOME TECHNOLOGIES INC.
RETIREMENT PLAN

SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Cost**	Current Value
HON INDUSTRIES Inc.*	HON INDUSTRIES Inc. common stock; 305,239 shares	$ 8,426,650	$ 8,632,156
American Express Trust Company*	AET Money Market Fund II Common Collective Fund; 80,579 shares		80,579
American Express Trust Company*	AET Income Fund II Common Collective Fund; 469,982 shares		10,785,617
American Express Trust Company*	AET Short-Term Horizon Fund Common Collective Fund; 3,672 shares		64,659
American Express Trust Company*	AET Medium-Term Horizon Fund Common Collective Fund; 541,242 shares		10,824,344
American Express Trust Company*	AET Long-Term Horizon Fund Common Collective Fund; 17,416 shares		326,625
American Express Trust Company*	AET Equity Index II Common Collective Fund; 92,281 shares		2,283,117
PIMCO	PIMCO Total Return Fund Registered Investment Company; 727,378 shares		7,786,502
American Express Trust Company*	AXP New Dimensions Fund Registered Investment Company; 511,762 shares		9,861,651
Neuberger Berman	Neuberger Berman Genesis Trust Registered Investment Company; 134,141 shares		3,774,716
Janus	Janus Worldwide Fund Registered Investment Company; 105,704 shares		3,396,255
Pioneer	Pioneer Companies Inc. Common Stock 830 shares		12
Participant loans*	Maturing 2003 to 2017 at interest rates of 5.25% to 10.5%		1,279,683
Total assets held for investment purposes			$59,095,916

* Represents a party-in-interest to the Plan.

** Cost not required for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee and the Trustees have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Hearth & Home Technologies Retirement Plan

Date: June 26, 2003

By: 

Jerald K. Dittmer
Vice President and Chief Financial Officer

(EXHIBIT 99)

Certification of CEO and CFO Pursuant to
18 U.S.C. Section 1350,
as Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of the Hearth & Home Technologies Retirement Plan (the "Plan") for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Jack D. Michaels, as Chairman and Chief Executive Officer of the Company, and Jerald K. Dittmer, as Vice President and Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.



Name: Jack D. Michaels
Title: Chairman and Chief Executive Officer
Date: June 26, 2003



Name: Jerald K. Dittmer
Title: Vice President and Chief Financial Officer
Date: June 26, 2003